U.S. Securities and Exchange Commission

Division of Investment Management

September 29, 2025

Via Email

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 6th Street NW, Suite 700
Washington, D.C. 20001

Re: Crestline Lending Solutions, LLC
Registration Statement on Form 10
File No. 000-56777

Dear Messrs. Boehm and Siadatpour:

On August 29, 2025, you filed a Registration Statemen on Form 10 on behalf of Crestline Lending Solutions, LLC (the "Company"), in connection with the registration of the Company's common stock under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the Registration Statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the Registration Statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the Registration Statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to section 12(g)(1) of the Exchange Act. After effectiveness, the Company will be subject to the reporting requirements of Section 12(a) of the Exchange Act. However, we will continue to review the filing until all our comments have been satisfactorily addressed.

General comments

1. Please advise in correspondence if the Company or Adviser expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Company.

2. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of common shares in the event of a preferred share offering.

3. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Accounting comments

Investment Management Agreement, pp. 16-18

Incentive Fee Based on Income, p. 17

4. Please provide a graphical representation of the income-related portion of the incentive fee.

Fees and Expenses, p. 21

5. Please ensure sales loads or upfront fees are included in the fee table as applicable.

6. Consider including the expense example. *See* Instruction 11. to Item 3. of Form N-2 for guidance.

Expense Support and Conditional Reimbursement Agreement, p. 23

7. The first full paragraph, second sentence mentions "…the Advisor will agree to pay certain expenses on our behalf, including our organizational costs…". Please disclose whether the Adviser has agreed to pay for offering costs.

Expenses, pp. 68-69

8. In the second full paragraph on page 69, the first sentence mentions "We will reimburse the Adviser for organizational costs incurred with our formation". Elsewhere, for example in the Expense Support and Conditional Reimbursement Agreement section on page 23, it's mentioned that organizational costs may be paid by the Adviser. Please make the disclosures consistent.

Statement of Cash Flows

Organization and Offering Costs, p. 99

9. Citing applicable U.S. GAAP, please explain how the organizational costs expensed by the LLC will be accounted for by the BDC after the conversion.

10. Please explain whether the LLC and/or BDC has incurred any offering costs. If offering costs have been incurred, in correspondence please identify the line items in the financial statements where these are reflected.

Legal comments

Explanatory Note, pp. 1-2

11. We note the risk described in the penultimate bullet ("An investment in the Company may not be suitable …") is similar to the risk described in the first bullet. Please consider combining.

12. In the last paragraph on page 2, please update to reflect the fact that the Form N-54A election was filed on September 2, 2025.

Item 1. Business

(a) General Development of Business, p. 5

13. Please clarify the year when Ramp Vehicle was formed.

14. Supplementally, please address whether the terms of the initial subscriptions are the same as for the Shares currently being offered. If the terms are different, please clarify whether these different terms could have a material, negative effect on other investors and whether these different terms will be disclosed and how they will be disclosed, including the timing of such disclosure, are there any preferential redemption or withdrawal rights, and whether there will be a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements were made.

15. Consider disclosing how many closings have been held to date, when they occurred, how many investors have committed capital and the aggregate capital commitments the Company has received to date. Has the Company called capital to date for any purpose? Please clarify.

The Company, p. 5

16. Please clarify that the Company's principal business involves a "direct lending strategy" that includes originating loans as noted below in the principal investment strategy.

Shares, p. 7

17. Please clarify that the Company currently has only one class of Shares.

18. Please clarify whether the Company has filed a request for multi-class exemptive relief and disclose that even if the Company applies for exemptive relief, such relief may not be granted.

Share Repurchases Program, p. 9

19. In the third paragraph, you state that "Additionally, Shares that have not been outstanding for at least one year will be repurchased at 98% of the NAV per share as of the last calendar day of the applicable quarter." Please clarify if the 2% is a fee, and if so, if it is a repurchase fee (proceeds to the Company) or an early withdrawal charge (proceeds to the selling agent).

Investment Objective, p. 9

20. In the first bullet point, please clarify how the Company will invest in loans; for example, will it be through loan origination?

21. In the second bullet point, please clarify what is meant by "liquid" and "illiquid credit".

22. In the third bullet point, please clarify what is meant by "lower" and "core" middle market or cross-reference a later description. (*See* also comment 23.)

Investment Strategy, pp. 9-11

23. Please clarify the difference between direct lending and opportunistic lending. For example, are there differences in the types of entities to or circumstances in which the Company will make direct loans versus opportunistic loans? We note that direct lending is generally where a company will make loans directly to companies while opportunistic lending generally involves providing flexible, high-interest financing to companies or assets in difficult, complex or time-sensitive situations. Where appropriate, please clarify who the borrowers are for each type of lending activity (*e.g.*, what is a "lower or middle market company"). We note many of the characteristics of these borrowers are summarized in the risk factor "Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results."

24. In the carryover paragraph on pages 9-10, the last sentence states "The majority of companies that Crestline currently lends to are backed by a private equity sponsor." If this is a single entity, please disclose the name of the private equity sponsor.

25. In the first full paragraph on page 10, please revise the second sentence to refer to the defined term "The Opportunistic Strategy" rather than "The Opportunistic Lending Strategy."

26. In the fifth paragraph on page 10, you state "We also expect to invest to some extent in non-U.S. companies." Please clarify how the Company will invest in non-US Companies since both the Direct Lending Strategy and Opportunistic Strategy focus on companies in the U.S.

27. In the fifth paragraph on page 10, the third sentence refers to "syndicated market investments." Please clarify if this is a different component of the principal strategy.

28. In the sixth paragraph on page 10, please revise the 4th sentence to clarify what is meant by "foreign instruments."

29. In the third full paragraph on page 11, for clarity, please revise the last sentence ("However, on an aggregate basis, …") to delete ", as such investments are typically smaller in size."

30. In the fourth full paragraph on page 11, the first sentence refers to "multiple independent pools of value" and the second sentence refers to "multiple pools of value diversifying risk". Please clarify what is meant by "multiple pools" in both sentences.

31. In the fifth paragraph on page 11, please clarify if the Company will originate covenant lite loans as suggested by the risk factor, "Covenant-lite Obligations." Please add a cross reference to the related risk disclosure on page 56.

Investment Process, pp. 12-16

Sourcing and Origination, p. 12

32. In the fourth paragraph, please clarify what is meant by "direct sourcing yield" and "hit rate and yield perspective."

33. In the last paragraph on page 12, please clarify what is meant by "generalist bank coverage" and "growing intrinsic base".

Screening and Due Diligence, p. 13

34. In the fifth bullet discussing what happens after reaching the Final Research Report, please note "Opportunity" is not a defined term.

Types of Investments, pp. 14-16

35. **Preferred Investments, p. 15**. The third sentence defines "PIK" which has been defined earlier in the Form 10; please use the earlier defined term or otherwise use a consistent term throughout.

36. **European Investments, p. 15**. Please highlight European Investments earlier in the Company's investment objective and strategy since such investments may be as much as 10% of the Company's portfolio but the Opportunistic Strategy is defined in part as investments in the U.S.

Allocation of Investments, p.16

37. In the fourth paragraph, clarify that the co-investment relief is not guaranteed and may not be granted. Please explain supplementally whether the Company will engage in the kinds of investments described in this section prior to receiving exemptive relief.

Incentive Fee Based on Income, p. 16

38. Please clarify whether the net assets on which the base management fee is calculated may be affected by leverage. Add a cross reference to the risk factors discussion "Our management and incentive fees may induce the Adviser to incur additional leverage."

Dividend Reinvestment Plan, p. 23

39. Please disclose how shareholders may obtain information about the plan; the method of determining the number of shares that will be distributed instead of a cash dividend; if applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and the minimum or maximum investment required in the cash purchase plan option.

Certain U.S. Federal Income Tax Considerations, pp. 30-

Our Investments – General, pp. 35-36

39. We note the disclosure in this section suggests that the Company may use one or more subsidiaries to manage its tax status as a RIC. If the Company intends to use one or more entities (regardless of whether or not the Company sets up the entity) that (1) is primarily controlled by the Company (as defined herein); and (2) primarily engages in investment

activities in securities or other assets ("Subsidiary" as that term is used below), please address the following comments:

- Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. "Primarily controlled" means (1) the Company controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Company's control of the unregistered entity is greater than that of any other person.

- Disclose that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a subsidiary so that the Company treats the Subsidiary's debt as its own.

- Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Company under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Company's and a Subsidiary's investment advisory agreements may be combined.

- Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.

- Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the Subsidiary.

  Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not?

- If the Company will have wholly-owned Subsidiaries, please confirm supplementally that each wholly-owned Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and each wholly-owned Subsidiary's expenses will be included in "Other Expenses" in the Company's fee table.

Item 1.A. Risk Factors

Our incentive fee may induce the Adviser to make speculative investments, p. 45

40. Please clarify if this risk would also cover investments in PIK instruments as suggested in "Incentive Fee Based on Income."

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses, p. 45

41. In the first paragraph, sixth sentence, "Source-of-Income Requirement, Asset Diversification Requirement and Distribution Requirement" are not defined terms. Please revise.

PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable to our Adviser, p. 47

42. Please clarify in the discussion of the Incentive Fee on page 16 that PIK interest payments will increase assets under management and, as a result, will increase the amount of base management fees and incentive fees paid to the Adviser. Add a cross reference to this risk factor.

Our ability to enter into transactions with our affiliates is restricted, p. 62

43. In the second paragraph, please clarify that the co-investment exemptive order is not guaranteed and may not be granted by the SEC.

Item 4. Security Ownership of Certain Beneficial Owners and Management, p. 73

44. Please revise the table to include a column listing the class of security. See Item 403 of Reg. S-K.

Item 7. Certain Relations and Related Transactions, and Director Independence, p. 79

45. We note disclosure earlier in the registration statement stating that the Company has already entered into the Investment Management and Administration Agreements, and Expense Support and Conditional Reimbursement Agreement. Please update the disclosure accordingly.

Item 15. Exhibits p. 122

46. Please provide a copy of the Company's bylaws and the Amended and Restated Limited Liability Company Agreement.

47. Please file finalized documents and agreements, rather than any "form of" agreements.

* * * * *

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6870 or Brian Szlagyi, Staff Accountant, at (617) 573-8916.

Sincerely,

/s/ Jaea Hahn

Jaea Hahn
Senior Counsel

cc: Brian Szilagyi, Staff Accountant
Asen Parachkevov, Branch Chief
Andrea Ottomanelli Magovern, Assistant Director